

Mail Stop 3720

November 22, 2017

Zachary L. Venegas
Chief Executive Officer
5300 DTC Parkway
Greenwood Village, CO 80111

> **Re: Helix TCS, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed April 17, 2017**
> **File No. 000-55722**

Dear Mr. Venegas:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications